Exhibit 12.2

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

(Amounts in thousands except ratio)

Nine Months Ended September 30, 2003
Earnings:
Income before income taxes, net of minority interest in income of affiliates	$647,239
Adjustments:
Net interest expense (1)	71,371
Amortization of capitalized interest	6,312
Portion of rental expense representative of interest	2,647
Undistributed income of affiliate	(57,592)
Minority interest in net income of affiliates	130,721
Preferred dividends	—

$800,698

Fixed Charges:
Net interest expense (1)	71,371
Capitalized interest	5,665
Portion of rental expense representative of interest	2,647
Preferred dividends	—

$79,683

Ratio of earnings to fixed charges	10.0

(1)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.